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                  SECURITIES AND EXCHANGE COMMISSION
                        WASHINGTON, D.C. 20549

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                             SCHEDULE 13G


              Under the Securities Exchange Act of 1934



   Patriot American Hospitality, Inc./ Wyndham International, Inc.
                           (Name of Issuer)


                Common Stock, Par Value $.01 Per Share
                Common Stock, Par Value $.01 Per Share


                    (Title of Class of Securities)



                              703352 203
                            (CUSIP Number)


                            April 6, 1998
       (Date of Event Which Requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:

       [ ]   Rule 13d-1(b)
        X    Rule 13d-1(c)
       [ ]   Rule 13d-1(d)


     * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

     The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                          Page 1 of 5 pages

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CUSIP No. 703352 203
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1    NAME OF REPORTING PERSON
     S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

        Paine Webber Group Inc.
        13-2760086

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2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP        (a) [ ]
                                                             (b)  X

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3    SEC USE ONLY

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4    CITIZENSHIP OR PLACE OF ORGANIZATION
        Delaware
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 NUMBER OF          5    SOLE VOTING POWER
   SHARES                5,316,533.00
BENEFICIALLY   -------------------------------------------------------------
  OWNED BY          6    SHARED VOTING POWER
    EACH                 0
 REPORTING     -------------------------------------------------------------
PERSON WITH         7    SOLE DISPOSITIVE POWER
                         5,316,533.00
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                    8    SHARED DISPOSITIVE POWER
                         392,972
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9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
        5,709,505
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10   CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES    [ ]
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11   PERCENT OF CLASS REPRESENTED
     BY AMOUNT IN ROW (9)
        5.06 %
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12   TYPE OF REPORTING PERSON

             CO
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

CUSIP No. 703352 203


Item 1(a).     Name of Issuer:

               Patriot American Hospitality, Inc./Wyndham
               International, Inc.

Item 1(b).     Address of Issuer's Principal Executive Offices:

               1950 Stemmons Freeway, Suite 6001
               Dallas, Texas 75207

Item 2(a).     Name of Person Filing:

               Paine Webber Group Inc.

Item 2(b).     Address of Principal Business Office or, if none, Residence:

               1285 Avenue of the Americas
               New York, NY 10019

Item 2(c).     Citizenship:

               Delaware

Item 2(d).     Title of Class of Securities:

               Common stock

Item 2(e).     CUSIP Number:

               703352 203

Item 3.        If this statement is filed pursuant
               to Rules 13d-1(b), or 13d-2(b),  check
               whether the person filing is a:

               Not applicable

Item 4.        Ownership.

               (a) Amount Beneficially Owned:

                    5,709,505

               (b) Percent of Class:

                    5.06 %

               (c)  Number of shares as to which such person has:

                    (i) sole power to vote or direct the vote       5,316,533
                   (ii) shared power to vote or to direct the vote      -0-
                  (iii) sole ower to dispose or to direct the
                        disposition of                              5,316,533
                   (iv) shared power to dispose or to direct the
                        disposition of                                392,972


Item 5.   Ownership of Five Percent or Less of a Class.

          Not Applicable


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CUSIP No. 703352 203


Item 6.   Ownership of More than Five Percent on Behalf of Another Person.

          Not Applicable.

Item 7.   Identification and Classification of the Subsidiary
          Which Acquired the Security Being Reported on by the
          Parent Holding Company.

          PWI-       559,505
          PWFP-    5,150,000

          PaineWebber Financial Products Inc. ("PWFP") is a wholly owned subsidiary of PaineWebber Financial Products Holding, Inc. which is a wholly owned subsidiary of Paine Webber Group Inc. ("PWG"). PaineWebber Inc. ("PWI") is a wholly owned subsidiary of PWG.


Item 8.   Identification and Classification of Members of the Group.

          Not Applicable

Item 9.   Notice of Dissolution of Group.

          Not Applicable

Item 10.  Certification.

          By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.



                              Page 4 of 5
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CUSIP No. 703352 203



                              SIGNATURE

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: April 16, 1998


                                       PAINE WEBBER GROUP INC.


                                       By /s/ Daniel Corkery
                                          ----------------------
                                          Name: Daniel Corkery
                                          Title: Vice President




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